                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM U-3A-2

                                FILE NO. 0-29604

      STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    To Be Filed Annually Prior to March 1

                              ENERGYSOUTH, INC.
                              (Name of Company)

hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

1. The Claimant ENERGYSOUTH, INC., an Alabama corporation, is a holding company which directly or indirectly holds interests in the following subsidiaries, each of which is also organized under the laws of the State of Alabama:

                 a. Mobile Gas Service Corporation ("Mobile Gas"), a natural gas distribution company;

                 b. MGS Storage Services, Inc., which owns an 87 1/2% general partnership interest in Bay Gas Storage Company, Ltd.;

                 c. Bay Gas Storage Company, Ltd. ("Bay Gas"), a limited partnership engaged in the business of underground natural gas storage;

                 d. MGS Energy Services, Inc., which is engaged in the business of providing contract and consulting work for utilities and industrial customers and which owns a 51% interest in Southern Gas Transmission Company;

                 e. Southern Gas Transmission Company ("SGT"), a general partnership which operates a gas pipeline; and

                 f. MGS Marketing Services, Inc., which was incorporated to assist existing and potential customers of Mobile Gas in the purchase of natural gas.
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         The business address of the Claimant and each of its subsidiaries is:

                             2828 Dauphin Street
                            Mobile, Alabama 36606

2. Mobile Gas is a "gas utility company" under the provisions of Section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Mobile Gas consist primarily of natural gas distribution systems, including mains, services, meters and regulating equipment, serving communities in southwest Alabama, including the City of Mobile and adjacent areas, all of which is located in Mobile County, Alabama. Mobile Gas owns office buildings and other miscellaneous equipment and property, all of which is located in Mobile County, Alabama.

         The properties of Bay Gas consist of an underground gas storage cavern located in McIntosh, Alabama and related compression, dehydration and pipeline facilities, all located primarily in Washington County, Alabama.

         The properties of SGT consist of a 50-mile natural gas pipeline from Claiborne, Alabama to near Flomaton, Alabama, all located primarily in Monroe County, Alabama.

         Neither Claimant nor any of its subsidiaries other than Mobile Gas is a "gas utility company" under the provisions of Section 2(a)(4) of the Act.

3. The following is information for the last calendar year with respect to Claimant and its subsidiary public utility company, Mobile Gas:

         a.      Mcf of natural or manufactured gas distributed at retail:
                 33,324,781 Mcf

         b. Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:
                 None

         c. Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized or at the State line: None

         d. Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:
                 2,958,070 Mcf

4. The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

EXHIBIT A. A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the calendar year ended December 31, 1997, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto
as Exhibit A and made a part hereof.   (1)

EXHIBIT B. A Financial Data Schedule is attached hereto as Exhibit B, including the financial and other data required to be set forth therein
pursuant to the requirements of this Exhibit B to Form U-3A-2.   (1)

EXHIBIT C.  Not Applicable.

(1) The reorganization by which Claimant became the holding company of Mobile Gas became effective on February 2, 1998. Accordingly, the financial statements presented are based on the financial statements of Mobile Gas for the calendar year ended December 31, 1997, the most recent date for which such information is available.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998

                               ENERGYSOUTH, INC.
                               (Name of Claimant)



                               By /s/ Charles P. Huffman
                                  -----------------------------------
                                      Charles P. Huffman
                                      Its Chief Financial Officer and Treasurer


CORPORATE SEAL

ATTEST:


By /s/ G. Edgar Downing, Jr.
   -----------------------------------
       G. Edgar Downing, Jr.
       Its Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Charles P. Huffman
Chief Financial Officer and Treasurer
2828 Dauphin Street
Mobile, Alabama 36606

                                ENERGYSOUTH, INC.
                           CONSOLIDATING BALANCE SHEET
                              AT DECEMBER 31, 1997
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                    EXHIBIT A


                           ENERGY-  MOBILE      MGS   SOUTHERN GAS    MGS     BAY GAS     MGS                           CONSOLIDATED
ACCOUNT DESCRIPTION         SOUTH   GAS       ENERGY  TRANSMISSION   STORAGE  STORAGE   MARKETING  TOTAL    ELIMINATION   TOTAL
                           ---------------------------------------------------------------------------------------------------------
Assets

Property, Plant & Equipment    $ -  $ 124,647       $ -   $ 3,465        $ -   $ 38,040    $ -   $ 166,152         $ -   $ 166,152
Less Accumulated Depreciation
 and Amortization                      38,289                 504                 2,840             41,633                  41,633
                               ----------------------------------------------------------------------------------------------------
  Property, Plant & Equipment
   - Net                         -     86,358         -     2,961          -     35,200      -     124,519           -     124,519

Construction Work in Progress           1,237                                                        1,237                   1,237
                               ----------------------------------------------------------------------------------------------------

    Total Property, Plant
     & Equipment                 -     87,595         -     2,961          -     35,200      -     125,756           -     125,756
                               ----------------------------------------------------------------------------------------------------

Current Assets:
  Cash and Cash Equivalents                83       118         6         20      1,848     15       2,090                   2,090
  Receivables:
    Gas                                 7,492                 134                   184     42       7,852                   7,852
    Merchandise                         3,029                                                        3,029                   3,029
    Other                               3,569                             35        383              3,987      (3,380)        607
    Less Allowance for
     Doubtful Accounts                   (606)                                                        (606)                   (606)
  Materials, Supplies,
   and Mdse (at average cost)           1,139                                                        1,139                   1,139
  Gas Stored Underground For
   Current Use                          1,524                                                        1,524                   1,524
  Deferred Purchased
   Gas Adjustment                         951                                                          951                     951
  Deferred Gas Costs                    1,492                                                        1,492                   1,492
  Deferred Income Taxes                   360                                                          360                     360
  Prepayments                             881                                       447              1,328                   1,328
                               ----------------------------------------------------------------------------------------------------

    Total Current Assets         -     19,914       118       140         55      2,862     57      23,146      (3,380)     19,766

Investment in Mobile Gas
 Service  Corporation                       -                                                            -                       -
Investment in MGS Energy
 Services, Inc.                         1,127                                                        1,127      (1,127)          -
Investment in MGS Storage
 Services, Inc.                        12,122                                                       12,122     (12,122)          -
Investment in MGS Marketing
 Services, Inc.                             8                                                            8          (8)          -
Investment in Partnerships                  -     1,269               13,157                        14,426     (14,426)          -
Regulatory Assets                       1,081                                                        1,081                   1,081
Merchandise Receivables Due
 After One Year                         5,156                                                        5,156                   5,156
Deferred Charges                          645                 137                   520              1,302                   1,302
                               ----------------------------------------------------------------------------------------------------

        Total Assets           $ -  $ 127,648   $ 1,387   $ 3,238   $ 13,212   $ 38,582   $ 57   $ 184,124   $ (31,063)  $ 153,061
                               ====================================================================================================

                                ENERGYSOUTH, INC.
                           CONSOLIDATING BALANCE SHEET
                              AT DECEMBER 31, 1997
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                    EXHIBIT A

                           ENERGY-    MOBILE    MGS    SOUTHERN GAS     MGS      BAY GAS    MGS                         CONSOLIDATED
ACCOUNT DESCRIPTION         SOUTH      GAS     ENERGY  TRANSMISSION   STORAGE    STORAGE  MARKETING  TOTAL    ELIMINATION   TOTAL
                           ---------------------------------------------------------------------------------------------------------
 Capitalization and
  Liabilities

Capitalization:
  Stockholders' Equity         $ -       $ 32       $ 1       $ -        $ -        $ -    $ -        $ 33        $ (1)       $ 32
  Capital in Excess of
   Par Value                           17,851                         10,491                        28,342     (10,491)     17,851
  Partner's Capital                                           785                11,996             12,781     (12,781)          -
  Retained Earnings                    38,399     1,126     1,704      1,631      3,040      8      45,908      (7,509)     38,399
                               ----------------------------------------------------------------------------------------------------
    Total Stockholders' Equity   -     56,282     1,127     2,489     12,122     15,036      8      87,064     (30,782)     56,282
Minority Interest                                                                                                3,099       3,099
Long-Term Debt (Less Current
 Maturities)                           42,104                  53                19,896             62,053                  62,053
                               ----------------------------------------------------------------------------------------------------
      Total Capitalization       -     98,386     1,127     2,542     12,122     34,932      8     149,117     (27,683)    121,434
                               ----------------------------------------------------------------------------------------------------

Current Liabilities:
  Current Maturities of
   Long-Term Debt                       1,113                 626                   732              2,471                   2,471
  Notes Payable                         2,500         -        55          -          -              2,555         (55)      2,500
  Accounts Payable                      4,632         2         -        254      2,694     43       7,625      (3,325)      4,300
  Dividends Declared                      972                                                          972                     972
  Customer Deposits                     1,460                                                        1,460                   1,460
  Taxes Accrued                         3,165       190        15       (831)        74      6       2,619                   2,619
  Interest Accrued                      1,439                                       138              1,577                   1,577
  Other Liabilities                     2,234                                        12              2,246                   2,246
                               ----------------------------------------------------------------------------------------------------
      Total Current
       Liabilities               -     17,515       192       696       (577)     3,650     49      21,525      (3,380)     18,145

Accrued Pension Cost                    1,666                                                        1,666                   1,666
Accrued Postretirement
 Benefit Cost                           1,061                                                        1,061                   1,061
Deferred Income Taxes                   8,582        68                1,667                        10,317                  10,317
Deferred Investment Tax
 Credits                                  438         -                    -                           438                     438
                               ----------------------------------------------------------------------------------------------------

        Total Capitalization
         and Liabilities       $ -  $ 127,648   $ 1,387   $ 3,238   $ 13,212   $ 38,582   $ 57   $ 184,124   $ (31,063)  $ 153,061
                               ====================================================================================================

                                ENERGYSOUTH, INC.
                         CONSOLIDATING INCOME STATEMENT
                       AND STATEMENT OF RETAINED EARNINGS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                    EXHIBIT A


                           ENERGY-  MOBILE      MGS   SOUTHERN GAS    MGS     BAY GAS     MGS                           CONSOLIDATED
ACCOUNT DESCRIPTION         SOUTH   GAS       ENERGY  TRANSMISSION   STORAGE  STORAGE   MARKETING  TOTAL    ELIMINATION   TOTAL
                           ---------------------------------------------------------------------------------------------------------
Operating Revenues
 Gas Revenues                  $ -  $ 69,269       $ -  $ 1,044        $ -   $ 5,403     $ 101     $ 75,817  $ (4,147)  $ 71,670
 Merchandise Sales and
  Jobbing                              3,087        30                                                3,117                3,117
                               --------------------------------------------------------------------------------------------------
    Total Operating
     Revenues                    -    72,356        30    1,044                5,403       101       78,934    (4,147)    74,787
                               --------------------------------------------------------------------------------------------------

Operating Expenses
 Cost of Gas                          27,744                                                83       27,827    (4,144)    23,683
 Cost of Merchandise and
  Jobbing                              2,278        22                                                2,300                2,300
 Operations                           17,132                 30                  756         6       17,924        (3)    17,921
 Maintenance                           1,408                 16                   81                  1,505                1,505
 Depreciation                          4,848                213                  963                  6,024                6,024
 Taxes, Other Than
  Income Taxes                         5,269         1       30         (7)      310                  5,603                5,603
                               --------------------------------------------------------------------------------------------------
    Total Operating Expenses     -    58,679        23      289         (7)    2,110        89       61,183    (4,147)    57,036
                               --------------------------------------------------------------------------------------------------

Operating Income                 -    13,677         7      755          7     3,293        12       17,751         -     17,751
                               --------------------------------------------------------------------------------------------------

Other Income and (Expense)
 Interest Expense                     (3,929)       (3)     (89)       (35)   (1,902)                (5,958)      214     (5,744)
 Allowance for Borrowed
  Funds Used                                                                                              -
  During Construction                    151                                                            151                  151
 Interest Income                       1,224                  3         19        55                  1,301      (214)     1,087
 Income From Subsidiaries/
  Partnerships                         1,029       669               1,446                            3,144    (3,144)         -
   Less Minority Interest                         (328)       -       (181)        -                   (509)        -       (509)
                               --------------------------------------------------------------------------------------------------
    Total Other Income
     (Expense)                   -    (1,525)      338      (86)     1,249    (1,847)        -       (1,871)   (3,144)    (5,015)
                               --------------------------------------------------------------------------------------------------

Income Before Income Taxes       -    12,152       345      669      1,256     1,446        12       15,880    (3,144)    12,736
                               --------------------------------------------------------------------------------------------------

 Income Taxes                    -     4,076       125        -        455         -         4        4,660         -      4,660
                               --------------------------------------------------------------------------------------------------

Net Income                     $ -   $ 8,076     $ 220    $ 669      $ 801   $ 1,446       $ 8     $ 11,220  $ (3,144)   $ 8,076

Retained Earnings at
 December 31, 1996                    34,139     1,056    1,035        830     1,594         -       38,654    (4,515)    34,139

Dividends Paid/Capital
 Distributions                        (3,816)     (150)                                              (3,966)      150     (3,816)
                               --------------------------------------------------------------------------------------------------
Retained Earnings at
 December 31, 1997             $ -  $ 38,399   $ 1,126  $ 1,704    $ 1,631   $ 3,040       $ 8     $ 45,908  $ (7,509)  $ 38,399
                               ==================================================================================================

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                             INDEX TO EXHIBITS



EXHIBIT NO.              DESCRIPTION
-----------              -----------

 27.1                 -- Financial Data Schedule